UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Hilton Grand Vacations Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

43283x105
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	43283x105	Page 2 of 10

1	NAME OF REPORTING PERSONS CAS Investment Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 46-0901365
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 7,727,165
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,727,165
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,727,165
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%(1)(2)
12	TYPE OF REPORTING PERSON IA, OO

(1)	As of December 31, 2021, Sosin Master, LP (the “Fund”) and CSWR Partners, LP owned an aggregate of 7,727,165 shares of Common Stock of the Issuer. Clifford Sosin is the Managing Member of CAS Investment Partners, LLC, and CAS Investment Partners, LLC is the investment manager of CSWR Partners, LP and of the Fund, in which such shares referred to above are held. As a result, CAS Investment Partners, LLC and Clifford Sosin possess the power to vote and dispose or direct the disposition of all the shares owned by the Fund and CSWR Partners, LP. Thus, CAS Investment Partners, LLC and Clifford Sosin may be deemed to beneficially own a total of 7,727,165 shares.

(2)	Based on a total of 119,837,039 shares outstanding as of November 5, 2021 as set forth in the Issuer’s most recent 10-Q filed on November 9, 2021.

CUSIP No.	43283x105	Page 3 of 10

1	NAME OF REPORTING PERSONS Sosin Master, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 46-0970829
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 5,249,934
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,249,934
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,249,9340
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%(1)(2)
12	TYPE OF REPORTING PERSON PN

(1)	As of December 31, 2021, Sosin Master, LP (the “Fund”) and CSWR Partners, LP owned an aggregate of 7,727,165 shares of Common Stock of the Issuer. Clifford Sosin is the Managing Member of CAS Investment Partners, LLC, and CAS Investment Partners, LLC is the investment manager of CSWR Partners, LP and of the Fund, in which such shares referred to above are held. As a result, CAS Investment Partners, LLC and Clifford Sosin possess the power to vote and dispose or direct the disposition of all the shares owned by the Fund and CSWR Partners, LP. Thus, CAS Investment Partners, LLC and Clifford Sosin may be deemed to beneficially own a total of 7,727,165 shares.

(2)	Based on a total of 119,837,039 shares outstanding as of November 5, 2021 as set forth in the Issuer’s most recent 10-Q filed on November 9, 2021.

CUSIP No.	43283x105	Page 4 of 10

1	NAME OF REPORTING PERSONS CSWR Partners, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 83-3990390
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 2,477,231
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,477,231
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,477,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1%(1)(2)
12	TYPE OF REPORTING PERSON PN

(1)	As of December 31, 2021, Sosin Master, LP (the “Fund”) and CSWR Partners, LP owned an aggregate of 7,727,165 shares of Common Stock of the Issuer. Clifford Sosin is the Managing Member of CAS Investment Partners, LLC, and CAS Investment Partners, LLC is the investment manager of CSWR Partners, LP and of the Fund, in which such shares referred to above are held. As a result, CAS Investment Partners, LLC and Clifford Sosin possess the power to vote and dispose or direct the disposition of all the shares owned by the Fund and CSWR Partners, LP. Thus, CAS Investment Partners, LLC and Clifford Sosin may be deemed to beneficially own a total of 7,727,165 shares.

(2)	Based on a total of 119,837,039 shares outstanding as of November 5, 2021 as set forth in the Issuer’s most recent 10-Q filed on November 9, 2021.

CUSIP No.	43283x105	Page 5 of 10

1	NAME OF REPORTING PERSONS Clifford Sosin† I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 7,727,165
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,727,165
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,727,165
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%(1)(2)
12	TYPE OF REPORTING PERSON IN

(1)	As of December 31, 2021, Sosin Master, LP (the “Fund”) and CSWR Partners, LP owned an aggregate of 7,727,165 shares of Common Stock of the Issuer. Clifford Sosin is the Managing Member of CAS Investment Partners, LLC, and CAS Investment Partners, LLC is the investment manager of CSWR Partners, LP and of the Fund, in which such shares referred to above are held. As a result, CAS Investment Partners, LLC and Clifford Sosin possess the power to vote and dispose or direct the disposition of all the shares owned by the Fund and CSWR Partners, LP. Thus, CAS Investment Partners, LLC and Clifford Sosin may be deemed to beneficially own a total of 7,727,165 shares.

(2)	Based on a total of 119,837,039 shares outstanding as of November 5, 2021 as set forth in the Issuer’s most recent 10-Q filed on November 9, 2021.

† Mr. Sosin disclaims any beneficial ownership of the shares.

CUSIP No.	43283x105	Page 6 of 10

Item 1(a).	Name of Issuer: Hilton Grand Vacations Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 6355 MetroWest Boulevard, Suite 180, Orlando, FL 32835

Item 2(a).

Name of Person Filing:

This Schedule 13G/A is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by CAS Investment Partners, LLC, Sosin Master, LP, CSWR Partners, LP and Clifford Sosin. As of December 31, 2021, Sosin Master, L.P. (the “Fund”) and CSWR Partners, LP owned an aggregate of 7,727,165 shares of Common Stock of the Issuer. Clifford Sosin is the Managing Member of CAS Investment Partners, LLC, and CAS Investment Partners, LLC is the investment manager of CSWR Partners, LP and of the Fund, in which such shares referred to above are held. As a result, CAS Investment Partners, LLC and Clifford Sosin possess the power to vote and dispose or direct the disposition of all the shares owned by the Fund and CSWR Partners, LP. Thus, CAS Investment Partners, LLC and Clifford Sosin may be deemed to beneficially own a total of 7,727,165 shares of Common Stock.

Item 2(b).	Address of Principal Business Office or, if None, Residence: 135 E 57th Street, Suite 18-108 New York, NY 10022

Item 2(c).	Citizenship: See Item 4 on the cover pages hereto.

Item 2(d).	Title of Class of Securities: Common Stock, Par Value $0.01 Per Share (“Common Stock”)

Item 2(e).	CUSIP Number: 43283x105

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No.	43283x105	Page 7 of 10

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
See Item 9 on the cover page(s) hereto.

	(b)	Percent of class:
See Item 11 on the cover page(s) hereto.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
See Item 5 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote:
See Item 6 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of:
See Item 7 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of 0
See Item 8 on the cover page(s) hereto.

CUSIP No.	43283x105	Page 8 of 10

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable

CUSIP No.	43283x105	Page 9 of 10

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAS INVESTMENT PARTNERS, LLC Date: February 11, 2022

By:	/s/ Clifford Sosin
Name:	Clifford Sosin
Title:	Managing Member

SOSIN MASTER, LP
Date: February 11, 2022

By:	Sosin, LLC
its General Partner
By:	/s/ Clifford Sosin
Name:	Clifford Sosin
Title:	Managing Member of CAS Investment Partners, LLC, investment adviser of Sosin Master, LP

CSWR PARTNERS, LP Date: February 11, 2022

By:	Sosin, LLC its General Partner
By:	/s/ Clifford Sosin
Name:	Clifford Sosin
Title:	Managing Member of CAS Investment Partners, LLC, investment adviser of CSWR Partners, LP
/s/ Clifford Sosin
Clifford Sosin

EXHIBIT INDEX

EXHIBIT 1:          Joint Filing Agreement (filed herewith):